EXHIBIT H-6




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                           RESPONSE TO REPLY COMMENTS

                                       OF

                 HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.

                         ------------------------------

                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                         Allegheny Energy Service Corp.
                          Allegheny Generating Company
                            Monongahela Power Company
                             Mountaineer Gas Company
                           The Potomac Edison Company
                             West Penn Power Company
                        Allegheny Energy Solutions, Inc.
                            Allegheny Ventures, Inc.
                         Mountaineer Gas Services, Inc.
                 The West Virginia Power & Transmission Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

    I. Introduction
       ------------

          On April 1, 2005, Harbert Distressed Investment Master Fund Ltd. ("Harbert") responded to the comments that Allegheny Energy, Inc. ("Allegheny"), Allegheny Energy Supply Company, LLC ("AE Supply," and together with Allegheny, "Applicants"), and certain of their subsidiaries filed on March 18, 2005 in response to comments filed by Harbert in Securities and Exchange Commission File No. 70-10251 on February 18, 2005 (the "February 18 Comments"). In its latest comments (the "April 1 Comments"), Harbert remains burdened by a limited understanding of the Act and the Commission's rules under the Act. It also continues to engage in significant misreadings, and in many cases outright distortions, of facts as well as of statements made by the Applicants. Applicants note, in particular, that Harbert never challenges the evidence they have presented to demonstrate the improvement in their financial condition and never even mentions such things as the improvements in their credit ratings. This is truly the silence that speaks volumes, and it is only amplified by the many defects in what Harbert does have to say.

          The April 1 Comments merit only a brief reply. Harbert identifies what it views as three major failings of Applicants' response to the February 18 Comments and a number of what Harbert treats as secondary shortcomings. The three primary issues are as follows:

     o Applicants fail to address the problem of installing $1.3 billion in new emission control equipment.

     o Applicants fail to challenge Harbert's financial calculations purporting to demonstrate "the complete implausibility" of Allegheny achieving a 30 percent common equity ratio by the end of 2005.

     o Applicants fail to explain how the intercreditor agreement complies with Section 12 of the Act.

          Applicants respond below to these points and a number of other matters discussed by Harbert.

    II. Emissions Control Issues
        ------------------------

          It should be noted at the outset that Allegheny currently is in compliance with its environmental requirements. Harbert's claim that Allegheny faces an approximately $1.3 billion cost for the installation of emissions control equipment is simply one more example of the practice of distortion that


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characterizes so much of Harbert's commentary.1 The estimated cost of $1.3 billion for scrubbers and selective catalytic reduction systems ("SCRs") included in an Allegheny presentation to investors on June 14, 2004 cited by Harbert,2 represents an estimated maximum cost if the company had to install scrubbers and SCRs on plant units that do not have them today and had to fund this expense without assistance or the utilization of alternate funding or emission strategies. Allegheny is being proactive with respect to the management of emissions. The West Virginia legislature recently passed a bill, supported by Allegheny, that would permit the use of securitization to fund the construction of emission control equipment, subject to certain regulatory approvals. The company also is in other discussions regarding its Hatfield's Ferry plant. Allegheny has committed to start burning Power River Basin (low sulfur) coal, which produces lower emissions than the coal currently used by Allegheny, in the third quarter of 2005. In addition, Allegheny is going forward with modifications to its Pleasants generation facility that will reduce emissions. Allegheny also continues to use and manage emissions allowances as part of its overall compliance strategy. In addition, the majority of any necessary expenditures will be made after the expiration of the authorization period proposed in the Application. Furthermore, $300 million of the $1.3 billion is an estimate of the cost of additional SCRs (NOx controls). Based on the effectiveness of Allegheny's currently-installed NOx controls, these expenditures are not currently expected even to begin prior to 2010. Applicants have discussed these actions in public, and Harbert's use of the $1.3 billion figure therefore is simply another example of its practice of distortion.

    III. Time Table for Achieving 30 Percent Common Equity
         -------------------------------------------------

          Harbert states that Applicants fail to challenge Harbert's "financial calculations demonstrating the complete implausibility of [Allegheny] attaining a 30% equity capitalization by year end. . . ."3 However, Harbert never explains how its proposals would affect the timetable for meeting that goal and instead simply proposes measures that would disrupt the Allegheny integrated utility system without indicating what effect it believes these measures would have on Allegheny consolidated common equity.


----------------------------
1 See Allegheny's presentation from the Williams Capital/Barenson Conference held in Boston on March 24, 2005, which can be found at http://library.corporate-ir.net/library/87/874/87440/items/143279/032405
     WilliamsPres.pdf

2    February 18 Comments at 25 and Exhibit 9.

3    April 1 Comments at 2.

          Applicants have stated that their projections for Allegheny show its consolidated common equity ratio returning to or near 30 percent by the end of 2005. All financial projections involve uncertainty, and achieving this goal will depend on many factors. However, the fundamental issue is not the precise time that the goal will be achieved, but rather the direction in which management is taking Allegheny, and Applicants' overall success in improving their financial condition. Applicants have made substantial progress and stand by their projections. Harbert's presentation of alternative projections proves nothing. In addition, there simply is no reason Allegheny's debt cannot be refinanced in current markets, and Allegheny faces no serious challenge with respect to refinancing 2005 debt maturities.

    IV. Intercreditor Agreement Issues
        ------------------------------

          The intercreditor agreement has been in place for some time and has been subject to previous Commission review and approval.4 Harbert claims that Applicant's March 18 response "completely defaults on the issue of how the [intercreditor agreement] could possibly comply with Section 12 of the Act." Applicants stated in that response that the making of dividends or distributions simply does not represent an extension of credit. This is certainly the case with respect to Commission practice. For this reason Section 12(a) does not apply to this situation. Applicants are unaware of an instance where persons knowledgeable in financial matters have seriously contended that a dividend or distribution represents an extension of credit. While no further explanation should be necessary, Applicants hope that one further observation may be instructive.

----------------------------
4    Allegheny Energy, Inc., Holding Co. Act Release No. 27840 (April 29, 2004).

          The flow of funds under discussion begins with a dividend, and is followed immediately by a capital contribution back to the dividending company. If the dividend were made out of retained earnings, it would be covered by Rule 46 under the Act and could be made without prior Commission approval. The subsequent capital contribution is authorized under Rule 45(b)(4) under the Act. Thus if one of Allegheny's retail electric utility company subsidiaries, i.e., Monongahela Power Company, The Potomac Edison Company, or West Penn Power Company (collectively, the "Operating Companies"), were to make a dividend out of retained earnings in connection with a transfer of funds under the intercreditor agreement, the entire process would be in full compliance with the Commission's rules and could be undertaken without prior Commission approval, even under present circumstances where Applicants operate under substantial restrictions not normally applicable to registered holding companies.

          However, as explained in the Application, transfers made pursuant to the intercreditor agreement are not earnings-related, and thus the Operating Companies are prohibited from sourcing the transfers from retained earnings. Instead, such funds must be transferred to/from capital or unearned surplus accounts. Thus, even though the Operating Companies have retained earnings, accounting requirements preclude treating the amounts in question as having their source in those funds. Thus Rule 46 does not apply, and Commission authorization under Section 12(c) is necessary. However, this distinction has no importance for the underlying point, namely, that if dividends covered by Rule 46 do not constitute extensions of credit, which is emphatically the case, there is no reason that dividends authorized under Section 12(c), which is the basis for Rule 46, should be deemed to be extensions of credit in violation of Section 12(a). Harbert's claim that an extension of credit occurs simply when funds move in one direction and then funds move in the exact opposite direction would make the Act and the Commission's rules under the Act, let alone the underlying financial categories of dividends and capital contributions, entirely meaningless.5

          Harbert has again raised bankruptcy issues in connection with the intercreditor agreement. Applicants' previously chose not to address these matters in any detail because of their highly speculative nature and because their overall financial condition is moving decidedly away from bankruptcy,

-----------------------
5 Harbert's other points concerning Section 12 evidence a similar lack of understanding. Section 12(b) is not relevant to the intercreditor agreement because the funds Allegheny might transfer to AE Supply under it represent capital contributions and not loans or other extensions of credit. The mere fact that Allegheny seeks general authority under Section 12(b) to provide credit support to its subsidiaries has no relevance to these matters. Harbert's claim that the intercreditor agreement should be found unlawful under Section 12(c) is equally groundless. Its argument on this point hinges entirely on the prospect of a bankruptcy. As discussed in the text of this response, the Applicants' improving financial condition is continually making that possibility less likely, and, in any event, the outcome of any bankruptcy proceeding is highly speculative.

which make the entire topic even more speculative. However, because Harbert has chosen to persist on this point, Applicants will make the following observations.

          Harbert has asked about the implications of an AE Supply bankruptcy following a distribution by AE Supply to Allegheny pursuant to the intercreditor agreement, whether this action would be viewed as appropriate by AE Supply's creditors following an AE Supply bankruptcy, and whether such action could be set aside as a fraudulent transfer in bankruptcy. Assuming for the sake of argument that AE Supply were to become bankrupt, one would expect that any material transactions entered into by a debtor prior to the bankruptcy would be subject to scrutiny in the bankruptcy. Bankruptcy is an inherently dynamic process, and accordingly it is impossible to ascertain in advance (i) how any creditor constituency would react to a bankruptcy filing, (ii) the positions that creditors would take with respect to transactions preceding a bankruptcy filing, or even (iii) who a chapter 11 debtor's primary creditors will be given the vibrant claims trading market.

          If AE Supply were to seek bankruptcy relief after distributing funds to Allegheny, however, the payment of those funds could be scrutinized by AE Supply and its creditors under a fraudulent transfer theory with a view toward recovering such payments if to do so would enhance the company's estate. The payments could not be recovered as fraudulent transfers (in the absence of actual intent to hinder, delay or defraud creditors - factors not present in the example presented) unless AE Supply were insolvent when the subject distribution was made or AE Supply were rendered insolvent as a result of the distribution. The test for insolvency under the fraudulent transfer section of the Bankruptcy Code is not based upon the amount of an entity's retained earnings, as Harbert has suggested, but rather whether the sum of the entity's debts is greater than its property, at a fair valuation. Even if AE Supply were insolvent under the applicable test at the precise time of any distribution, a bankruptcy court would additionally need to determine that the funds dividended to Allegheny were AE Supply's property, and that AE Supply was thus something more than a mere conduit. It is impossible to predict reliably under this hypothetical whether such an action would be successful, or even if such an action would be pursued.

          Harbert implies that any uncertainty surrounding the impact on Allegheny and the transaction at issue of a hypothetical subsequent bankruptcy filing by AE Supply is a basis for not approving the proposed transactions. It is hard to imagine that any applicant could predict reliably and accurately all conceivable consequences of a hypothetical bankruptcy filing by a subsidiary, were that actually the test. In short, Harbert simply invites the Commission to embark along a path of endless speculation that is made all the more pointless by Applicants' significant record of financial improvement.

    V. Other Matters
       -------------

          Harbert never denies that its ring-fencing proposal would be fundamentally "dis-integrative," in that it would remove AE Supply from its operational role within the Allegheny system in a way that is contrary to the requirements of Section 11(b)(1). Rather it claims that Applicants contend that the Act's "prime goal" is "to maximize integration of holding company subsidiaries."6 Applicants have never maintained that "other provisions of the Act [are] trumped if they would disrupt integration of a single public utility system,"7 as the Act obviously promotes a number of goals which the Commission is continuously required to balance. However, system integration is certainly a core requirement of the Act, and it gives meaning to many of the Act's other provisions. Harbert seeks radical, unprecedented measures amounting to the removal of a registered holding company's principal generation subsidiary. Given the Applicants' progress in improving their financial situation and the Commission's continuing oversight, there simply is no basis for giving serious consideration to extreme actions that are undeniably at odds with a core statutory requirement.

          Harbert's references to comments of Lazard concerning the effects of Allegheny's financial condition on the Operating Companies all relate to past events. This again sets into high relief Harbert's failure to address the overwhelming evidence Applicants have presented to demonstrate the current management's success in improving their financial condition. Without addressing those facts, including the recent rating agency upgrades, Harbert cannot explain why current management's proven plans should be set aside in favor of the radical and untested measures it proposes.

          Harbert persists in referring to AE Supply as a "non-jurisdictional" entity. As previously noted by Applicants, AE Supply is both an electric utility company as defined in Section 2(a)(3) of the Act and a registered holding company. It therefore obviously is a jurisdictional entity, and, moreover, as a registered holding company it is subject to the full range of regulation provided for in the Act. It is true that under prior management AE Supply acquired a number of non-jurisdictional entities, such as exempt wholesale generators and power trading operations, as part of a business diversification strategy. However, current management has divested certain of these investments, and AE Supply expects to divest most of the remainder in the foreseeable future. Stating that AE Supply is somehow non-jurisdictional, and by implication is not worthy of Commission attention, is therefore completely baseless.

          There is no need to respond specifically to Harbert's points concerning the costs of imposing or not imposing ring fencing. The clear progress that Applicants have made in improving their financial condition, as evidenced above all by the increases in their credit ratings, shows that there is no reason to give Harbert's proposal serious consideration. There can be no doubt that such things as taking steps that amount to nothing less than the abandonment of AE Supply would be highly disruptive to management's plans. There simply is no reason that such concrete costs should be incurred in order to achieve benefits promised by persons who have not grappled with the day-to-day issues involved in operating the Allegheny system.

          Harbert states that Applicants manifest "substantial confusion" concerning its suggestions concerning Commission regulation of power sales

----------------------------------
6    April 1 Comments at 7.

7    Id.

contracts among associate companies within the Allegheny system. There is no confusion. Harbert stated in its February 18 Comments that because a power contract between AE Supply and West Penn Power Company "is between holding company affiliates," the Commission "can prescribe adequate remedies" with respect to what Harbert claims are burdens created by "supra-market prices" under that contract.8 This simply is incorrect. Section 2(a)(20) exempts power sales agreements from the definition of a "sales contract" under the Act, and for this reason Rule 80(b) under the Act serves to exempt power contracts from the Commission's rules under Section 13 of the Act, i.e., the rules regarding affiliate transactions. The Commission cases that Applicants cite regarding the absence of Commission rate making powers serve only to emphasize this point further. Harbert's general observation that the "[t]he Act was enacted to remedy abusive affiliate transactions" means little in the abstract, which is how Harbert presents it.9 This general principle defines no powers and establishes no rules. Above all, it most certainly does not establish Commission jurisdiction over affiliate transactions in instances where Congress specifically withheld such jurisdiction.

          Harbert claims that it has raised genuine issues of material fact that warrant a hearing. It identifies these as "whether and how the Operating Utilities have been prejudiced by Allegheny's financing and operations, the extent of costs associated with the reforms advocated by Harbert and the costs of not instituting such reforms."10 To the extent theses matters relate to facts at all, they relate to the interpretation of facts, not their discovery. In short, Harbert seeks a hearing only for the purpose of engaging in further speculation, a prospect that seems assured by its complete refusal even to acknowledge the existence of fundamental critical material facts such as the improvements in the Applicants' financial condition, all of which have been validated by authoritative external observers as evidenced by the increases in Applicants' credit ratings. To the extent such speculation relates to past events, it is entirely irrelevant to this proceeding. To the extent it relates to the future, it involves matters that never can be established with factual certainty and for that reason do not constitute proper subject matter for a hearing. The record contains all information necessary for the Commission to exercise its considered judgment. It provides ample evidence of the continuing success of Applicants' current management, and that evidence makes clear that there is no basis for requiring the abrupt change of course Harbert claims is necessary.

          Finally, with respect to matters of confidential information, Applicants wish to note only that Harbert's suggested use of a protective order that would allow third parties to gain access to this information is not appropriate here. Harbert clearly is referring to the practice used by the Federal Energy Regulatory Commission ("FERC") in connection with confidential filings. However, Harbert fails to recognize that this procedure applies to information the FERC's regulations require to be filed and for which confidential treatment is sought. In this case the information for which

--------------------------
8    February 18 Comments at 23.

9    April 1 Comments at 10.

10    Id.

confidential treatment is sought, e.g., financial projections, is information that is nowhere specified in the Commission's U-1 instructions as necessary for the submission of a complete application.

          A protective order thus would not serve the purpose of making established procedures effective. Indeed, Harbert claims that the primary reason it should have access to the information in question is to permit the Commission to benefit from its insights.11 Applicants submit that the primary purpose of public comment is to permit third parties to protect their interests. Harbert has never explained its interest in this proceeding with any specificity. It therefore also cannot explain why the Commission's existing filing requirements do not provide material sufficient to allow it to protect those interests, whatever they may be. There thus is no reason to consider its request for the institution of extraordinary procedures.

-----------------

11    Id. at 11.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this response to the comments of Harbert Distressed Investment Master Fund, Ltd. to be signed on their behalf by the undersigned thereunto duly authorized.



Date:    April 18, 2005

                                           Allegheny Energy, Inc.


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           Allegheny Energy Supply Company, LLC


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Treasurer


                                           Allegheny Energy Service Corporation


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           Allegheny Generating Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer

                                           Monongahela Power Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Treasurer


                                           Mountaineer Gas Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           The Potomac Edison Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Treasurer


                                           West Penn Power Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Treasurer


                                           Allegheny Energy Solutions, Inc.


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           Allegheny Ventures, Inc.


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer

                                           Mountaineer Gas Services, Inc.


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           The West Virginia Power &
                                           Transmission Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer

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